Jolie Kahn, Esq.

12 E. 49th Street, 11th floor

New York, NY 10017

(516) 217-6379 (telephone)

(866) 705-3071 (telefax)

Joliekahnlaw@sbcglobal.net (email)

November 18, 2022

Division of Corporate Finance

United States Securities and Exchange

Commission

Washington, DC 20549

Attn:	Stephen Krikorian
Melissa Walsh

Re:	Marathon Digital Holdings, Inc. – Request for Further Extension to Respond to Your October 14, 2022 Comment Letter

Dear Melissa:

Pursuant to my prior letter to you, Marathon has worked tirelessly, along with its advisors and auditors, to provide a comprehensive response to your comments no later than November 18, 2022. Unfortunately, the Company is still reviewing and processing answers with these third parties, mindful, as you have noted, that these are novel and complex issues, and due to the Company’s determination to answer to the full satisfaction of the Commission. Therefore, the Company needs another two weeks (due in part to the Thanksgiving holiday), and intends to respond in full no later than December 2, 2022.

I thank you for your assistance on behalf of my client and look forward to moving this process forward.

Sincerely,

/s/ Jolie Kahn

cc: Hugh Gallagher